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                                 EUROTECH
              10306 Eaton Place, Suite 220, Fairfax, VA 22030-2201
                 Voice: (703) 352-4399 Facsimile: (703) 352-5994
      Email:eurotech@eurotechltd.com * Website: http://www.eurotechltd.com



August 23, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC


                                                  Re: Registration No. 333-67036

Ladies and Gentlemen:

         We refer to the above registration statement, pursuant to which we purported to register, for immediate effectiveness under Rule 462(b), for sale by Woodward LLC, certain shares theretofore issued by us to that entity.

         Woodward LLC has informed us that they have not as yet made any offers or effected any sales of shares purported to have been registered under this registration statement.

         Because your staff has informed us that Rule 462 is not available for a registration of shares once there have been made any sales of shares registered under the registration to which the purported Rule 462 registration relates, we hereby withdraw the above registration statement.


                                        Very truly yours,



                                        /s/ Don V. Hahnfeldt
                                        Don V. Hahnfeldt
                                        President and CEO